Room 4561

October 3, 2006

Paul Egan
President
FreeStar Technology Corporation
60 Lower Baggot Street
Dublin 2 Ireland

> **Re:** **FreeStar Technology Corporation**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005, as amended**
> **Forms 10-QSB for Fiscal Quarters Ended September 30, 2005,**
> **December 31, 2005 and March 31, 2006, as amended**
> **File No. 0-28749**

Dear Mr. Egan:

We have reviewed the above referenced filings and your correspondence dated July 21, 2006 and have the following comments.

1. We note that you restated your financial statements for the fiscal year ended June 30, 2005 and for the quarterly periods ended September 30, 2005, December 31, 2005 and March 31, 2006. You are advised that amounts that have been restated should be identified as such on the face of the financial statements and be accompanied by disclosures in the footnotes to the financial statements. In addition, tell us why the report of Russell Bedford Stefanou Mirchandani LLP contained in the Form 10-K/A filed on July 21, 2006 was not modified in any way to reflect the restatement of the audited financial statements and how you considered whether a reporting obligation under Item 4.02 of Form 8-K was triggered by your restatements.

2. We note that within the amended reports filed on July 21, 2006, your state that your "principal executive/financial officer concluded that your disclosure controls and procedures were effective." Explain how it is that your certifying officers were able to determine that disclosure controls and procedures were effective for each of these periods in light of the subsequent restatement of your financial statements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of

Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting